Filed by Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Questions and Answers (#2) for the Renovis employees

1. Question: Since the ESPP will terminate upon the closing of deal, what benefit, if any, will replace it?

As was mentioned in the original Q&A distributed on September 19, 2007 the ESPP Plan will terminate upon closing of the deal between Renovis and Evotec. During the next few months Evotec will evaluate options regarding the possibility of a new ESPP. Once the evaluation process is completed and a final decision is made Evotec will communicate the decision to all employees.

2. Question: Could you tell me if the historical ESPP’s (December 2006 and June 2007) will still be continuing after the proposed merger takes place?

Answer: Any shares of Renovis common stock that you have already purchased through the ESPP will be exchanged on the same basis as any other outstanding shares of Renovis common stock at the closing of the merger.

The current ESPP offering periods will continue and your deferrals will be used to purchase Renovis common stock on the earlier of (i) immediately prior to the closing of the merger, or (ii) the next regularly scheduled purchase date, which is December 1, 2007. Assuming the merger has not closed, a new offering period (i.e., ESSP9 )will begin on December 1, 2007; however, we currently anticipate that if the merger closes after December 1, 2007, all offering periods then in progress (i.e., ESPP 7, ESPP8 and ESPP9) will be terminated immediately prior to close and your payroll deferrals returned without interest and without the purchase of any additional Renovis common stock. The employee stock purchase plan will then be terminated upon the closing of the transaction.

3. Question: There are a couple of stock symbols for Evotec. Which one is right, or are they all, and just on different European stock exchanges? The two listed have slightly different prices.

Frankfurt Stock Exchange: EVT

Bloomberg Xetra: EVT GY

Reuters Xetra: EVTG.DE

The ticker symbol for Evotec is EVT. Additions to that symbol are specific for the news wires like Reuters or Bloomberg. In terms of the different prices, there are different local stock exchanges where the stock is traded. The biggest Exchange is Frankfurt. However, most stock is traded via the electronic system XETRA it is advisable to use this price as a reference price.

4. Question: In the earlier Q&A it mentions that benefits will remain unchanged and follow the review/adjustment using previous methods. What are the European benefits like? Medical Dental, Prescription (is this all covered by the Government)?

Answer: Prior to the closing of the transaction, Renovis benefits are expected to remain unchanged other than any changes approved by the Renovis executive team and the compensation committee of the Renovis board of directors. After the close, Human Resources will continue to review the benefits programs in accordance with past practices and local market trends.

Employee benefits in Europe may vary from country to country unlike what happens in the United States. This means that benefits may be a mix of Government and private company programs. Due to varying tax regimes, retirement programs and local practices, it is not possible to compare benefits in Europe with those in the USA.

5. Question: How about vacation, sabbatical, etc? Will years of service be recognized for those benefits that increase with years of service?

Answer: Vacation for Renovis employees is covered under the Paid Time-Off (PTO) plan.

In accordance with the merger agreement between Renovis and Evotec, it is Evotec’s intent to give each Renovis employee who becomes an employee of Evotec full credit for prior service with Renovis for purposes of eligibility and accrual for the PTO plan and sabbatical leave.

Prior to the closing of the transaction Renovis benefits, including the PTO and sabbatical leave benefits are expected to remain unchanged other than any changes approved by the Renovis executive team and the compensation committee of the Renovis board of directors. After the close, Human Resources will continue to review the benefits programs in accordance with past practices and local market trends.

6. Question: Is there an organization chart for Evotec (for research and business units)?

Answer: Yes, organization charts do exist for Evotec. In the interim period between the announcement on September 19, 2007 and closing, each company is required to continue to operate as a separate independent company – and thus we will continue to have separate organization charts. As soon as practical after the close of the transaction you will be provided new organization charts by your immediate supervisor.

7. Question: Is there a rough timeline with milestones (SEC clearance, shareholder vote, integration committee formation, etc)?

Answer: We expect the transaction will be completed in a number of months, most likely near the end of 2007 or in the early part of 2008. The closing date is dependent on U.S. antitrust clearance; the filings of certain documents with the U.S. Securities and Exchange Commission; approval of the transaction by Renovis shareholders and other customary closing conditions. The date of any particular milestone is subject to numerous variables and is impossible to predict at this point; however, we will keep you apprised as progress is made.

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.

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